January 14, 2010

Ore-More Resources Inc.
1530, 9th Avenue SE
Calgary, AB T2G 0T7

Dear Sir:

Re:  Cougar Energy, Inc and Kodiak Energy, Inc.

This Letter Agreement is to evidence the agreement between Zentrum Energie Trust AG (“Zentrum”) and Ore-More Resources Inc. (“Ore-More”) concerning Kodiak Energy, Inc. (“Kodiak”).  The terms of the agreement are as set forth under the headings below.

The Indebtedness

Zentrum has represented to Ore-More that Kodiak is indebted to Zentrum in an amount of $1,357,713.70 as at December 31, 2009 (the “Indebtedness”).

The Security

Zentrum has also represented to Ore-More that it holds security in relation to the Indebtedness which includes the following:

Promissory Note executed by Kodiak dated September 30, 2009;

General Security Agreement executed by Kodiak dated September 30, 2009;

Debenture executed by Kodiak dated September 30, 2009;

Pledge executed by Kodiak dated September 30, 2009;

Negative Pledge and Undertaking executed by Kodiak dated September 30, 2009;

Share Pledge executed by Kodiak dated September 30, 2009;

Guarantee executed by Cougar Energy, Inc. (“Cougar”) dated September 30, 2009;

General Security Agreement executed by Cougar dated September 30, 2009;

Debenture executed by Cougar dated September 30, 2009;

Pledge executed by Cougar dated September 30, 2009;

Negative Pledge and Undertaking executed by Cougar dated September 30, 2009; and

All other security held by Ionic in relation to Kodiak and/or the Indebtedness.

All such security as described in (a) to (l) above shall hereinafter be called the “Security”.

Acquisition

Ore-More has agreed to purchase from Zentrum, and Zentrum has agreed to sell to Ore-More, the Indebtedness and the Security (together called the “Sold Assets”) on the Closing Date as described below.  The completion of such transaction on that date shall hereinafter be called the “Closing”.  On the Closing the Sold Assets shall be assigned to Ore-More by Zentrum free and clear of all encumbrances, liens, mortgages, charges, hypothecations and adverse claims created by Zentrum.

Consideration

In consideration for the sale by Zentrum of the Sold Assets, Ore-More shall pay Zentrum consideration the entire Indebtedness by issuing shares of Ore-More from Treasury at the value of $6.00 per share USD. Total shares to be issued to Zentrum with exchange rate of January 2/2010 of .9552 yields  $1,296,888/6 = 216,148 shares of Ore-More.

Closing

The Closing of the transaction contemplated herein shall occur no later than the first business day after execution and delivery of this Letter Agreement by both parties (the “Closing Date”).  On the Closing Date Ore-More shall provide the consideration to Zentrum as set forth above and Zentrum shall execute and deliver to Ore-More all such assignment documents as which Ore-More may reasonably request of Zentrum in order to fully assign, transfer, set over and convey the Sold Assets to Ore-More on the basis described herein.

Zentrum’s Warranties and Representations

Zentrum hereby covenants, warrants and represents to Ore-More that:

It has the requisite corporate power and authority to enter into this Letter Agreement and to perform its obligations hereunder and has taken all necessary corporate action to authorize the sale of the sold assets in accordance with the terms hereof;

Zentrum has title to the Sold Assets such that they may be sold to Ore-More hereunder free and clear of all encumbrances, liens, mortgages, charges, hypothecations and adverse claims created by Ionic; and

This Letter Agreement has been duly executed and delivered by Zentrum and constitutes legal, valid and binding commitments on the part of Ionic.

Zentrum makes no other warranties or representations except as expressly set forth above in this document.

Except as set out in this Letter Agreement the Sold Assets are being assigned “as is where is” without warranty or representation.

Announcements

Zentrum and Ore-More shall not make any public announcements or statements referring to this transaction, without the prior consent of the other party hereto.

Further Assurances

At the Closing and thereafter as may be necessary, and without further consideration, the parties hereto shall execute, acknowledge and deliver such further and other instruments and documents and shall take such other action and give such further assurances as may be necessary to carry out their respective obligations hereunder.

Governing Law

This Agreement shall in all respects be subject to and shall be interpreted, construed and enforced in accordance with the laws in effect in the Province of Alberta.

Time

Time shall be of the essence of this Letter Agreement.

Entire Agreement

This Letter Agreement contains the entire agreement between the parties with respect to the sale and purchase of the Sold Assets.  This Letter Agreement supersedes and replaces any and all prior agreements and arrangements between the parties and this agreement may be amended only be written instrument, executed and delivered by each of the parties hereto.  This Letter Agreement is enforceable and binding on the parties.

Enurement

This Letter Agreement shall be binding upon and shall enure to the benefit of Zentrum and Ore-More and their respective successors and assigns.

Counterparts

This Agreement may be executed in any number or counterparts and delivered by facsimile, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.

If Zentrum agrees to the terms and conditions set forth in this Letter Agreement, we would ask that it sign in the place provided below on the enclosed copy of this Letter Agreement, and return it to us.

Yours very truly,

Ore-More Resources Inc

Per: /s/ Lee Lischka

Zentrum Energie Trust AG. hereby agrees to the terms and conditions set forth in this Letter Agreement.

ZENTRUM ENERGIE TRUST AG

Per: Guido Hilekes

ASSIGNMENT OF DEBT AND SECURITY

THIS ASSIGNMENT made the fourtheen day of January, 2010

BETWEEN:

ZENTRUEM ENERGIE TRUST AG, a body corporate (hereinafter referred to as the “Assignor”)

ORE-MORE RESOURCES INC, a body corporate (hereinafter referred to as the “Assignee”)

WHEREAS:

A.
Kodiak Energy, Inc. (the “debtor”) is currently indebted to the Assignor in the amount of $1,357,713.70 CAD.  Which amount includes all principal, interest and other charges accrued to December 31, 2010. (the Indebtedness”)

B.
As security for the Indebtedness and all other obligations owing by the DEBTOR to the Assignor, the Assignor has been granted and does now hold all of the security and guarantees set forth in Schedule “A” attached hereto (the Security”);

C.	The Security has been perfected at certain public registries, the details of which are set forth in Schedule “b” attached hereto (the “Registrations”); and
D.
Pursuant to a letter agreement between the Assignor and the Assignee dated January 4, 2010 9 the “Letter Agreement”), the Assignor has agreed to assign and transfer to the Assignee all of its interest in and to the Indebtedness, the Security and the Registrations.

NOW AND THEREFORE in consideration of the 216,148  shares of Ore-More Resources, Inc issued to Zentrum, and for good and other valuable consideration paid by the Assignee to the Assignor, the receipt and sufficiency of which is hereby acknowledged, the parties covenant and agree as follows:

1.
The Assignor hereby assigns, transfers, sets over and conveys unto the Assignee all of the Assignor’s right, title, estate and interest in and to the Indebtedness, the Security and the Registrations, and all mortgages, charges, enclubmrances and security interests evidenced there by or contained therein, together with full power and authority to demand, collect sue for, enforce recover, receive and give receipts for the payments due thereunder, TO HVAE AND TO HOLD the same for its sole use and benefit absolutely subject nevertheless to the terms and conditions of this Assignment.

2.
The Assignor appoints the Assignee as its agent for the limited purpose of transferring the Registrations into the name of the Assignee by making such filings as may be necessary therefore at the public registries set forth in Schedule “B”.

3.
The Assignee here by covenants and undertakes to the Assignor to transfer all Registrations into the name of the Assignee by making such filings as may be necessary therefore at the public registries set forth in Schedule “B”.

4.	The provisions hereof shall enure to the benefit of all the heirs, executors, administrators, legal representatives, successors and assigns of the Assignor.
5.	Subject only to the Letter Agreement, this Agreement constitutes the entire agreement between the parties relating to the subject matter hereof.
6.
This Agreement may be executed in separate counterparts and when a counterpart has been executed by each party all counterparts, when taken together will constitute one agreement and will have the same force and effect as if all the persons executing such counterparts had executed the same agreement.

7.	A faxed copy of an executed document or of an executed counterpart will be acceptable as if it were an originally executed document.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

ZENTRUM  ENERGIE TRUST AG

Per:  _________________________

ORE-MORE RESOURCES INC

Per:  _________________________

SCHEDULE “A”

Security:

1.	A Promissory Note, executed by the Debtor dated September 30, 2009.
2.
A General Security Agreement executed by the Debtor dated September 30, 2009 granting the Assignor a security interest in all of the Debtors present and after acquired personal property and all proceeds thereof;

3.
A Debenture executed by the Debtor in favour of the Assignor dated September 30, 2009, providing a security interest and mortgaging and charging all of the undertaking, property and assets of the Debtor for the time being, whether now owned of hereafter acquired both present and future;

4.
A Debenture Pledge Agreement executed by the Debtor in favour of the Assignor dated September 30, 2009 pledging all obligations, debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by the Debtor to the Assignor;

5.	A Negative Pledge Agreement and Letter of undertaking executed by the Debtor in favour of the Assignor dated September 30, 2009.
6.
A Guarantee executed by Cougar Energy, Inc. in favour of the Assignor dated September 30, 2009 guaranteeing all indebtedness of the Debtor and all liability, present or future, absolute or contingent, from time to time and at all times pursuant to the Credit Agreement between eh Assignor and the Debtor;

7.
A general Security Agreement executed by Cougar Energy, Inc. in favour of the Assignor dated September 30, 2009, granting the Assignor a security interest in all of Cougar Energy, Inc.’s present and after acquired personal property and all proceeds thereof;

8.
A Debenture executed by Cougar Energy, Inc. in favour of the Assignor dated September 30, 2009, providing a security interest and mortgaging and charging all of the undertaking, property and assets of Cougar Energy, Inc. for the time being, whether now owned of hereafter acquired both present and future;

9.
A Debenture Pledge Agreement executed by Cougar Energy, Inc. in favour of the Assignor dated September 30, 20099, pledging all obligations, debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by Cougar Energy, Inc to the Assignor;

10.	A negative Pledge Agreement and Letter of Undertaking executed by Cougar Energy, Inc. in favour of the Assignor dated September 30, 2009; and
11.	All other security held by the Assignor in relation to the Debtor and/or the Indebtedness.

SCHEDULE “B”

Registrations

Registration number	Registration Type	Registration Date

	Security Agreement	2009-Dec 15

	Land Charge	2009-Dec 15

	Security Agreement	2009-Dec 15

	Land Charge	2009-Dec